UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014.

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission File Number 1-6364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

SOUTH JERSEY INDUSTRIES, INC.

One South Jersey Plaza
Folsom, NJ 08037
South Jersey Industries, Inc.

401(K)Plan

Financial Statements as of December 31, 2014
and 2013, and for the Year Ended December 31,
2014, and Supplemental Schedule as of
December 31, 2014, and Reports of Independent
Registered Public Accounting Firms.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of the
South Jersey Industries, Inc. 401(k) Plan
Folsom, New Jersey

We have audited the accompanying statement of net assets available for benefits of the South Jersey Industries, Inc. 401(k) Plan (the "Plan") as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

New York, New York
June 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
South Jersey Industries, Inc. 401(k) Plan
Folsom, New Jersey

We have audited the accompanying statement of net assets available for benefits of South Jersey Industries, Inc. 401(k) Plan (the "Plan") as of December 31, 2013. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 27, 2014

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

ASSETS	2014	2013
INVESTMENTS - AT FAIR VALUE:
Cash	$69,116	$91,423
South Jersey Industries, Inc. Common Stock	107,590,148	105,637,273
Mutual Funds	41,572,839	36,072,996
Pending Settlement Funds	30,729	150
Common/Collective Trust	11,804,549	11,864,766
Total Investments, at fair value	161,067,381	153,666,608
RECEIVABLES:
Participants Contributions	29,982	320,364
Employer Contributions	—	86,153
Accrued Investment Income	14,292	14,292
Notes Receivable from Participants	1,862,437	1,856,996
Total Receivables	1,906,711	2,277,805
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	162,974,092	155,944,413
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(194,070)	(94,270)
NET ASSETS AVAILABLE FOR BENEFITS	$162,780,022	$155,850,143

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Investment Income:
Dividends and Interest	$6,232,918
Net Appreciation in Fair Value of Investments	5,108,274

Net Investment Income	11,341,192

Contributions:
Participant Contributions	5,372,028
Employer Contributions	2,067,669

Total Contributions	7,439,697

DEDUCTIONS:
Benefits Paid to Participants	11,847,060
Administration Fees	3,950

Total Deductions	11,851,010

INCREASE IN NET ASSETS	6,929,879

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	155,850,143

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$162,780,022

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General – The Plan is a defined contribution plan covering substantially all full time employees, and part-time employees who have one or more years of service, of South Jersey Industries, Inc. and subsidiaries (“SJI” or the “Company”), as well as certain employees of an affiliate (participating employer). The Trust Committee Appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Bank of America, N.A. ("Trustee") serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Enrollment – All newly hired employees are automatically enrolled into the Plan at a 3% deferral rate. The deferral rate automatically increases by an additional 1% annually until the deferral rate equals 8%. Participants may change the contribution rate prospectively at any time.

Contributions – Each year, participants may contribute up to 75% of their pretax compensation up to the maximum allowed by the Internal Revenue Service ("IRS"), excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. Participants may make after-tax Roth contributions in conjunction with their pretax contributions up to 75% of their compensation up to the maximum allowed by the IRS, excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. The Company matches 50% of the percentage of employee deferral contributions as determined by the Plan document as summarized below:

50% of the first 6% of salary deferral contributions

•Non-union employees hired before 7/1/2003
•Local 95 and Local 76 union employees hired before 11/4/2004
•Local 1293 union employees hired before 12/17/2004

50% of the first 8% of salary deferral contributions

•Non-union employees hired on or after 7/1/2003
•Local 95 and Local 76 union employees hired on or after 11/4/2004
•Local 1293 union employees hired on or after 12/17/2004
•South Jersey Energy Service Plus employees hired on or after 4/15/2003

The Plan also allows for an after-tax contribution to the Plan of the cash equivalent of unused personal and vacation time off for the Plan year up to a maximum of forty hours, as well as providing for an additional year-end Company contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions.  Prior to 2013, these additional year-end contributions were $1,000 for participants with 10 years or less of service, and $1,500 for participants with more than 10 years of service. The Plan was amended to increase the year-end contributions to $1,500 and $2,000, respectively, effective January 1, 2013 for members of Local 1293, and effective January 1, 2014 for members of Local 76 as well as non-union employees.

Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain Internal Revenue Code ("IRC") limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings (losses), and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan, including the option to self-direct their Company match.  Participants may transfer amounts related to Company contributions as soon as they are contributed to the Participants’ account, thus all investments are participant-directed.  The Plan offered the following as investment options in 2013 and 2014:

Name	Objective

South Jersey Industries, Inc. Common Stock	Growth & Income
BlackRock Basic Value Fund (1)	Growth & Income
BlackRock Equity Dividend Fund (1)	Growth & Income
BlackRock S&P 500 Index Fund	Growth
Dreyfus International Bond Fund (4)	Growth
Eaton Vance Dividend Builder Fund (1)	Growth & Income
Eaton Vance Large Cap Value Fund	Growth & Income
First Eagle Global Fund (4)	Growth
Franklin Small Cap Value Fund	Growth
Franklin Total Return Fund	Income
Harbor International Fund (3)	Growth
ING International Value Fund (3)	Growth
Invesco International Growth Fund	Growth
Invesco Stable Value Retirement Trust Fund	Capital Preservation
Invesco Van Kempen Mid Cap Growth Fund	Growth
Janus Forty Fund	Growth
Janus Overseas Fund (2)	Growth
MainStay Large Cap Growth Fund	Growth
Pioneer Bond Fund	Income
Prudential Jennison Small Company Fund	Growth
Virtus Contrarian Value Fund	Growth

(1) Effective January 14, 2013, the Eaton Vance Dividend Builder Fund and Blackrock Basic Value Fund investment options were removed and replaced with the Blackrock Equity Dividend Fund.
(2) Effective December 2, 2013, the Janus Overseas Fund investment option was removed.
(3) Effective December 2, 2013, the ING International Value Fund investment option was removed and replaced with the Harbor International Fund.
(4) Effective December 2, 2013, the First Eagle Global Fund and Dreyfus International Bond Fund investment options were added to the Plan.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after three years of credited service.

Notes Receivable From Participants – Participants could borrow from their fund accounts a minimum balance of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever was less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest is less than $1,000, in which case the funds are automatically distributed to the participant at year-end.

Forfeited Accounts – There were no forfeited nonvested accounts as of December 31, 2014 and 2013. Amounts forfeited during the years 2014 and 2013 totaled $16,868 and $27,221, respectively. Forfeited amounts were used in 2014 and 2013 to fund the contribution match in the amount of $16,868 and $27,221 respectively.

Plan Amendments – The Plan was amended during 2013 and 2014 as follows:

•	Effective January 1, 2013 - To update employer contribution increases for union members based on service time, along with changing the percentage of vested balances participants are allowed to borrow.

•
Effective September 27, 2013 - To update the abilities to execute and adopt certain Plan amendments for the Vice President of the Company responsible for retirement plans, along with Company's Corporate Counsel & Secretary.

•	Effective November 1, 2013 - To increase cash out limits and amounts provided for rollovers of the Plan.

•	Effective January 1, 2014 - To update employer contribution increases for union and non-union members based on service time.

•	Effective June 23, 2014 - To amend the Plan to make technical changes required by the IRS in connection with the IRS's issuance of a favorable determination letter.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the financial statements.

Included in the Plan’s net assets available for benefits at December 31, 2014 and 2013, are investments in Company common stock amounting to approximately $107.6 million and $105.6 million, respectively, whose value could be subject to change based upon market conditions.

Investment Valuation - The Plan’s investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Following is a description of the valuation methodologies used for assets measured at fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common/Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a CCT. The statements of net assets available for benefits present the fair value of the investment in the CCT as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Activity related to fully benefit-responsive investment contracts is reported on a contract value basis in the statement of changes in net assets available for benefits.

Money market fund - Valued at the net asset value (“NAV”) of the shares held by the Plan at year end.  The Plan’s investment in the money market fund can be redeemed immediately at the current net asset value per share.  There were no unfunded commitments as of December 31, 2014.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded on the last business day of the Plan year.

Mutual funds: Valued at the NAV of shares held by the Plan at year end.

Common/Collective trusts: The Plan invests in the Invesco Stable Value Retirement Trust, which is a collective trust that consists primarily of synthetic guaranteed investment contracts, which are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution or insurance company that provides that participant transactions are executed at contract value. Investments in common/collective trust funds are reported at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.

The average yield earned by the Invesco Stable Value Retirement Trust was approximately 1.5% at December 31, 2014, and the average yield based on actual interest rates credited to participants was approximately 1.6% at December 31, 2014.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

Certain events limit the ability of the Invesco Stable Value Retirement Trust to transact at contract value with the issuer. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, and tax disqualification of a trust. In addition, there are certain events that would permit a wrapper contract issuer to terminate a contract upon short notice. Such events include the loss of qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions. The Plan administrator does not believe that the occurrence of any such event is probable.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition – Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014.

Expenses – Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document. The Plan has a revenue sharing agreement with the Trustee for the reimbursement of Plan expenses.  Revenue earned from this agreement is used to pay Plan expenses.  Any excess revenue over the Plan expenses during the year form part of the Plan assets as ERISA Spending Budget Account (“ESBA”) and will be used to pay future Plan expenses.  For the year ended December 31, 2014, revenue earned from this agreement amounted to $2,807. There were no plan expenses paid out of this revenue for the year ended December 31, 2014. As of December 31, 2014, the ESBA has a balance of $25,534.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2014 or 2013.

New Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. The standard is effective for annual periods beginning after December 15, 2015. Management is currently determining the impact that adoption of this guidance will have on the Plan's financial statement results.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
Money Market Fund	$69,116	$69,116	$—	$—
Common Stock	107,590,148	107,590,148	—	—
Mutual Funds:
Equity Funds:
Large-Cap Funds	16,015,622	16,015,622	—	—
Mid & Small-Cap Funds	9,829,018	9,829,018	—	—
International Funds	7,739,888	7,739,888	—	—
Bonds Funds	7,988,311	7,988,311	—	—
Pending Settlement Funds	30,729	30,729
Common/Collective Trusts	11,804,549	—	11,804,549	—
	$161,067,381	$149,262,832	$11,804,549	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Total	Level 1	Level 2	Level 3
Money Market Fund	$91,423	$91,423	$—	$—
Common Stock	105,637,273	105,637,273	—	—
Mutual Funds:
Equity Funds:
Large-Cap Funds	13,358,327	13,358,327	—	—
Mid & Small Cap Funds	8,953,972	8,953,972	—	—
International Funds	7,093,459	7,093,459	—	—
Bonds Funds	6,667,238	6,667,238	—	—
Pending Settlement Funds	150	150
Common/Collective Trusts	11,864,766	—	11,864,766	—
	$153,666,608	$141,801,842	$11,864,766	$—

Transfers between different levels of the fair value hierarchy may occur based on the level of observable inputs used to value the instruments from period to period. For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2, or 3.

As of December 31, 2014 and 2013, the Plan did not have any level 3 assets.

4.	INVESTMENTS

The following is a summary of investments of the Plan that exceed 5% of the net assets available for benefits:

	December 31,
	2014	2013
South Jersey Industries, Inc. Common Stock	$107,590,148	$105,637,273
Invesco Stable Value Retirement Trust Fund	$11,804,549	$11,864,766

Investments in South Jersey Industries, Inc. Common Stock are stated at fair value based on quoted market prices, which was $58.93 and $55.96 per share at December 31, 2014 and 2013, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

South Jersey Industries, Inc. Common Stock	$5,435,838
Mutual Funds:
Equity Funds	(458,460)
Bond Funds	130,896
Total	$5,108,274

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch Investment Managers merged with BlackRock, Inc. in September, 2006.  As such, transactions in BlackRock funds qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Additional fees paid by the Plan for the investment management services were $3,950 for the year ended December 31, 2014.

At December 31, 2014 and 2013, the Plan held 1,825,728 and 1,887,728 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $104,827,528 and $95,956,941, respectively. During the year ended December 31, 2014, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $3,535,376.

Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated July 21, 2011, that the Plan and related trust, as then designed, were in accordance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter. In September 2011, the Company and the Plan administrator filed a Voluntary Correction Program (VCP) submission with the IRS. The plan was amended on October 10, 2012 as required by the IRS in accordance with the Compliance Statement dated August 15, 2012. The Company received a favorable determination letter dated June 23, 2014, which stated the Plan and related trust was designed in accordance with the applicable regulation of the IRC. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014:

Net assets available for benefits per the financial statements	$162,780,022
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	194,070
Net assets available for benefits per the Form 5500	$162,974,092

Increase in Net Assets per the financial statements	$6,929,879
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	99,800
Increase in Net Assets per the Form 5500	$7,029,679

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013:

Net assets available for benefits per the financial statements	$155,850,143
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	94,270
Net assets available for benefits per the Form 5500	$155,944,413

9.	SUBSEQUENT EVENT

The Plan has evaluated subsequent events through the date the financial statements were available to issued and there were no subsequent events requiring adjustments to the financial statements or disclosures as stated herein.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
SCHEDULE H (FORM 5500), PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
EIN: 22-1901645
PLAN NO. 002

	Identity of Party Involved	Description of Asset	Investment Type	Cost	Current Value
*	Bank of America, N.A.	Cash	Cash	**	$69,116
*	South Jersey Industries, Inc.	SJI Common Stock	Common Stock	**	107,590,148
	Invesco	Invesco Stable Value Retirement Trust Fund	Common/Collective Trust	**	11,804,549
*	BlackRock	BlackRock Equity Dividend Fund I	Mutual Fund	**	4,196,817
*	BlackRock	BlackRock S&P 500 Index Fund I	Mutual Fund	**	5,882,397
	Dreyfus	Dreyfus International Fund I	Mutual Fund	**	484,905
	Eaton Vance	Eaton Vance Large-Cap Value Fund A	Mutual Fund	**	1,183,525
	First Eagle Global	First Eagle Global Class I	Mutual Fund	**	813,492
	Franklin	Franklin Small Cap Value Class A	Mutual Fund	**	935,009
	Franklin	Franklin Total Return Fund Class A	Mutual Fund	**	2,236,281
	Harbor	Harbor International Class I	Mutual Fund	**	4,931,466
	Invesco	Invesco International Growth Fund A	Mutual Fund	**	2,323,517
	Invesco	Invesco Van Kampen Mid Cap Growth Fund R5	Mutual Fund	**	794,952
	Janus	Janus Forty Fund Class I	Mutual Fund	**	858,954
	MainStay	MainStay Large Cap Growth Fund I	Mutual Fund	**	3,080,437
	Pioneer	Pioneer Bond Fund	Mutual Fund	**	5,752,030
	Prudential	Prudential Jennison Small Company Fund	Mutual Fund	**	3,535,389
	Virtus	Virtus Contrarian Value Fund	Mutual Fund	**	4,563,668
		Pending Settlement Fund		**	30,729
*	Plan Participants	Participant Loan Fund
		Maturing 2015-2024 at interest rates of 4.25-8.75%	Loans		$1,862,437

				**	$162,929,818
*	Indicates party-in-interest to the Plan, as defined by ERISA.
**	Cost information is not required for participant-directed investments and therefore is not included.
	See Note 1 to the Financial Statements under the caption "Investments" for additional discussion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

Date: June 25, 2015	By:	/s/ Stephen H. Clark
Stephen H. Clark
Chairman, Trust Committee
Senior Vice President & Chief Financial Officer
South Jersey Industries, Inc.